Exhibit 99.1

Jaguar Mining Files Defense and Counterclaim Against Former CEO and General Counsel

TSX: JAG

TORONTO, Nov. 1, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) today announced that the Company and selected current and former directors (the "Named Directors") of the Company filed an Answer, Affirmative Defenses and Counterclaims (the "Defense") in a lawsuit pending in the United States District Court for the District of New Hampshire, known as Civil Action Number: 1:13-cv-00428-JL.

The Defense is in response to the complaint (the "Complaint") filed in a New Hampshire state court by Mr. Daniel R. Titcomb ("Titcomb"), the former Chief Executive Officer and director of the Company, certain former officers of the Company, a former director of the Company and shareholders aligned with Titcomb.  The Company has removed the lawsuit to the federal court where it is pending.

Among other items, the Complaint alleges wrongful termination of Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding the possible change of control of Jaguar, which ended May 8, 2012.  The Company and Named Directors believe that the Complaint is meritless.  In the Defense, the Company and the Named Directors deny the allegations in the Complaint and set out counterclaims against Titcomb for breach of contract and against Titcomb and the Company's former Corporate Secretary and General Counsel, Robert Lloyd, for breach of fiduciary duty and fraud.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contact Details
T. Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 09:36e 01-NOV-13